FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Material Event

Authorization of

Chief Executive Officer (CEO)

Ciudad Autónoma de Buenos Aires, August 29 2024

To:

Securities and Exchange Commission

REF: Material Event. Authorization of Chief Executive Officer (CEO)

Dear Sirs,

Please be advised that the Central Bank of the Argentine Republic, through Resolution No. 291 dated 29 August 2024, resolved not to raise any objections to Mr. Jorge Alberto Bledel serving as Chief Executive Officer (CEO) of Banco BBVA Argentina S.A.

Sincerely,

Eduardo González Correas
Head of Market Relations
BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11156 L° 103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.
By: /s/ Carmen Morillo Arroyo
Date: August 29, 2024	Name: Carmen Morillo Arroyo Title: Chief Financial Officer